Mail Stop 3561

October 2, 2009

<u>Via Fax & U.S. Mail</u>

Mr. David Rogers
Chief Financial Officer
4116 Antique Sterling Court
Las Vegas, Nevada 89129

      Re: International Industrial Enterprises, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed February 23, 2009
              File No. 000-52905

Dear Mr. Rogers:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief

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(702) 255-4170